DAVID J. STEICHEN

Direct:  (952) 838-2835

Fax:  (952) 897-4555

Email:  dsteichen@analysts.com

November 27, 2007

Ms. Melissa Feider

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC  20549-4561

Mail Stop 4561

RE:                       Analysts International Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 15, 2007

File No. 000-04090

Dear Ms. Feider:

In response to your letter, Analysts International Corporation hereby requests an extension of ten business days to respond to the comments itemized in your November 13, 2007 letter.  The new response date would be December 12, 2007.  As you and I discussed, your letter was received in this office on November 13, 2007; however, due to receipt of the letter shortly before the Thanksgiving holiday, we will be unable to complete our response by November 29, 2007.

Please confirm by fax or e-mail if this extension request is acceptable.

Very truly yours,

/s/ David J. Steichen

David J. Steichen
Chief Financial Officer

3601 West 76th Street, Minneapolis, Minnesota 55435

Telephone 952.835.5900    Toll-Free 800.800.5044

Web  www.analysts.com